As Filed with the Securities and Exchange Commission on March 31, 2003
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

In the Matter of	CERTIFICATE
Pepco Holdings, Inc. and Subsidiaries	OF
File No. 70-9947	NOTIFICATION
(Public Utility Holding Company Act of 1935)	PURSUANT TO RULE 24

This Certificate of Notification is filed by Pepco Holdings, Inc., a Delaware corporation ("PHI"), pursuant to Rule 24 (17 C.F.R. Section 250.24) under the Public Utility Holding Company Act of 1935 (the "Act"). Such filing is made in connection with PHI's Form U-1 Application-Declaration, as amended (the "Application"), and as authorized by the order of the Securities and Exchange Commission (the "Commission") dated July 31, 2002, (the "Order") in the above-referenced file. The Order directs that PHI file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter.

This is the initial Certificate of Notification in this file and reports transactions for the period August 1, 2002 through December 31, 2002.

Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1.	Sales of common stock or preferred securities by PHI and the purchase price per share and the market price per share at the date of the agreement of sale.
Type of Security	Date Sold	Amount Sold ($)	Purchase Price per Share ($)	Market Price per Share ($)
Common Stock	12/9/02	109,997,500	19.13	19.13
2.

Total number of shares of PHI common stock issued during the period under employee benefit plans and dividend reinvestment plan and the number of shares issuable under options granted during the period under employee benefit plans.

Shares Issued	Shares Issuable under Options Granted
1,067129	863,973(1)
(1) Represents vested portion of 2,122,601 options granted and outstanding as of 12/31/02.
3.	The number of shares of PHI common stock issued for acquisitions, the value per share and any restrictions thereon in the hands of the acquirer.
None
4.	A list of guarantees issued during the period, including the name of the guarantor, the name of the beneficiary and the amount of the guarantee.
Guarantor	Beneficiary	Amount of Guarantee ($ thousands)	Type of Guarantee
PHI	Conectiv Energy Supply, Inc.	80,676	Payment/Trading
PHI	Pepco Energy Services, Inc.	36,866	Payment/Trading
PHI	Conectiv Energy Supply, Inc.	3,592	Letter of Credit/Canadian Trading
PHI	Pepco Energy Services, Inc.	85,343	Construction
Potomac Capital Investment Corporation	Aircraft International Management Company	3,225	Payment
Potomac Capital Investment Corporation	PCI Air Management Corporation	2,398	Payment
PHI	ATS Operating Services, Inc.	400	Letter of Credit
PHI	Conectiv	1,175	Letter of Credit
PHI	Conectiv Bethlehem LLC	24,170	Letter of Credit
PHI	Conectiv Energy Supply, Inc.	40,644	Letter of Credit
PHI	Atlantic Generation, Inc.	6,000	Letter of Credit
PHI	Atlantic City Electric Company/Delmarva Power & Light Company	1,600	Letter of Credit
PHI	Conectiv Delmarva Generation, Inc.	23,441	Letter of Credit
PHI	Conectiv Mid-Merit, Inc.	1,627	Letter of Credit
PHI	Conectiv Delmarva Generation, Inc./Conectiv Operating Services Company	365	Letter of Credit
PHI	Thermal Energy L.P. I	31,612	Letter of Credit
PHI	Money Pool Depositors	436,257	Deposit Guarantee
5.	The amount and terms of any PHI indebtedness or debt issued under the Genco limit during the period.
Issuer	Issue Date	Amount Issued ($)	Interest Rate (%)	Maturity Date
PHI	9/3/02	350,000,000	5.50	8/15/07
PHI	9/3/02	750,000,000	6.45	8/15/12
PHI	9/3/02	250,000,000	7.45	8/15/32
PHI	9/16/02	150,000,000	5.50	8/15/07
PHI	Various	411,300,000(1)	1.78(2)	Various
Conectiv Bethlehem, LLC	Various	*	*(2)	(3)
(1) Balance at 12/31/02 (2) Weighted average interest rate at 12/31/02 (3) Maturity date is the later of 6/25/06 or two years after loan is converted to term loan. * Confidential treatment requested.
6.	Amount and terms of any short-term debt issued during the period by any Utility Subsidiary of PHI.
Issuer	Amount Issued ($)	Interest Rate (%)
Potomac Electric Power Company	40,000,000(1)	1.50(2)
Conectiv Delmarva Generation, Inc.	*(1)	*(2)
Conectiv Mid-Merit, Inc.	*(1)	*(2)
(1) Balance at 12/31/02 (2) Interest rate at 12/31/02 * Confidential treatment requested.
7.	Amount and terms of any financings consummated by any Nonutility Subsidiary not exempt under Rule 52.
Issuer	Issue Date	Amount Issued ($)	Interest Rate (%)
Atlantic Generation, Inc.	(1)	(1)	(1)
Conectiv	Various	331,803,135(2)	2.155(3)
Conectiv Bethlehem, LLC	Various	*(2) (4)	*(3)
Conectiv Communications, Inc.	8/6/02	*	*
Conectiv Energy Holding Company	Various	*(2)	*(3)
Conectiv Energy Supply, Inc.	(1)	(1)	(1)
Conectiv Thermal Systems, Inc.	(1)	(1)	(1)
Conectiv Operating Services Company	(1)	(1)	(1)
Conectiv Pennsylvania Generation, Inc.	Various	*(2)	*(3)
DCTC-Burney, Inc.	(1)	(1)	(1)
Pepco Energy Services, Inc.	(1)	(1)	(1)
PHI Service Company	Various	41,616,550(2)	2.155(3)
(1) To be reported on Form U-9C-3 for Pepco Holdings, Inc. (2) Balance at 12/31/02 (3) Interest rate at 12/31/02 (4) Excludes Genco debt reported in Item 5 above * Confidential treatment requested.
8.

Notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges during the period and the identity of the other parties thereto.

In June, 2002, PHI entered into treasury lock transactions for the anticipated issuance of $1.5 million of fixed-rate long-term debt. The counterparties included Merrill Lynch, Bank One, Bank of America, Credit Suisse First Boston, ScotiaBank and Wachovia Bank. The treasury lock transactions were unwound as of September 3, 2003 upon the issuance of the fixed-rate long-term debt.

In June, 2002, Conectiv Bethlehem, LLC entered into an interest rate swap with Credit Suisse First Boston to hedge 75% of the variable rate debt borrowed under a credit agreement related to the construction of mid-merit generation plants. At December 31, 2002, the notional amount of the swap agreement was $*.

* Confidential treatment requested.

9.	List of U-6B-2 forms filed with the Commission during the period, including the name of the filing entity and the date of filing.
Filing Entity	Date of Filing
ATE Investment, Inc.	3/31/03
Atlantic Southern Properties, Inc.	3/31/03
Conectiv Properties and Investments, Inc.	3/31/03
Potomac Capital Investment Corporation	3/31/03
10.

Consolidated balance sheet as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including PHI, that has engaged in jurisdictional financing transactions during the period.

FS-1	Balance Sheet of Pepco Holdings, Inc. and Subsidiaries as of December 31, 2002 (incorporated by reference to the filing of PHI's Annual Report on Form 10-K for the year ended December 31, 2002)
FS-2	Balance Sheet of Pepco Holdings, Inc. as of December 31, 2002
FS-3	Balance Sheet of Potomac Electric Power Company as of December 31, 2002 (incorporated by reference to the filing of Pepco's Annual Report on Form 10-K for the year ended December 31, 2002)
FS-4	Balance Sheet of Conectiv Energy Holding Company and Subsidiaries as of December 31, 2002 (confidential treatment requested)
FS-5	Balance Sheet of Conectiv Energy Holding Company as of December 31, 2002 (confidential treatment requested)
FS-6	Balance Sheet of Conectiv Delmarva Generation, Inc. as of December 31, 2002 (confidential treatment requested)
FS-7	Balance Sheet of Conectiv Mid-Merit, Inc. as of December 31, 2002 (confidential treatment requested)
FS-8	Balance Sheet of Conectiv Bethlehem, LLC as of December 31, 2002 (confidential treatment requested)
FS-9

Balance Sheet of Atlantic City Electric Company Transition Funding LLC as of December 31, 2002 (incorporated by reference to the filing of Atlantic City Electric Company Transition Funding LLC's Annual Report on Form 10-K for the year ended December 31, 2002)

11.	Table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of PHI on a consolidated basis and Pepco, Delmarva, ACE and CEH.
PHI	Pepco	Delmarva	ACE	CEH
Amount ($MM)%	Amount ($MM)%	Amount ($MM)%	Amount ($MM)%	Amount ($MM)%
Debt	6,090.2	64.2	1,173.5	49.8	674.6	50.2	1,098.8	60.4	*	*
Preferred Stock	400.7	4.2	207.8	8.8	91.7	6.8	101.2	5.6	*	*
Common Equity	2.995.8	31.6	975.4	41.4	577.8	43.0	619.2	34.0	*	*
Total Capitalization	9,486.7	100.0	2,356.7	100.0	1,344.1	100.0	1,819.2	100.0	*	*
* Confidential treatment requested.
12.

Retained earnings analysis of PHI consolidated, Pepco, Delmarva, ACE and CEH detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

($ millions)	PHI Consolidated	Pepco	DPL	ACE	CEH
Balance as of December 31, 2001	974.1	974.1	364.9	156.2	*
Net Income	210.5	139.1	49.7	28.2	*
Other comprehensive loss
Dividends:
Preferred Stock	(5.0)	(1.7)	(0.7)
Common Stock	(130.6)	(62.6)	(48.5)	(29.7)
Dividends to Pepco Holdings	(432.2)
Merger Related Transactions:
Transfer of ownership of PCI and PES	54.2
Premium on capital stock retired, net of expense	18.2
Transfer of premium on treasury shares	62.1
Cancellation of treasury shares and related capital stock expense	(279.0)
Preferred stock expense for redeemed stock	(0.1)
Treasury stock cancelled	(215.8)
Balance as of December 31, 2002	838.2	468.9	364.4	153.9	*
* Confidential treatment requested.
13.			Information showing the calculation of the portion of PHI's loss attributable to the Merger.
Merger related costs expensed in 2002 ($):
Accounting fees				145,462
Rating Agency fees				315,425
Amortization of rating fees				337,486
Amortization of debt expense				1,229,055
Amortization of legal fees				16,683
Total				2,044,111
14.			Spreadsheet showing the actual allocation of income taxes to each of the members of the consolidated group.
See attached Schedule 1.
15.			Registration statements filed under the Securities Act of 1933 with respect to securities that are subject to the Application.
Registrant	File No.	Filing Date	Purpose	Amount ($ millions)
PHI	333-100478	10/10/12	Long-Term Debt/ Common Stock	500
Conectiv	333-100108	9/26/02	Exchange Offer for Long-Term Debt	250
16.			New Financing Subsidiaries established during period.

None.

PHI represents that its financial statements shall account for any Financing Subsidiary in accordance with GAAP and shall further disclose, with respect to any Financing Subsidiary, (i) the name of the subsidiary; (ii) the value of PHI's investment account in the subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the amount invested in the subsidiary by PHI; (v) the type of corporate entity; (vi) the percentage owned by PHI; (vii) the identification of other owners if not 100% owned by PHI; (viii) the purpose of the investment in the subsidiary; and (ix) the amounts and types of securities to be issued by the subsidiary. To the extent any securities are issued by any entity in this file and are not set forth on the balance sheet of the issuer, the terms and conditions of the securities will be included in the applicable report filed under rule 24. PHI states that, regardless if any duty to file is triggered, PHI maintains sufficient internal controls to monitor the creation and use of any Financing Subsidiary.

SIGNATURE

I, Anthony J. Kamerick, Vice President and Treasurer of Pepco Holdings, Inc., certify that the transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.

March 31, 2003				Pepco Holdings, Inc. /s/ Anthony J. Kamerick Anthony J. Kamerick Vice President and Treasurer